December 28, 2006

VIA EDGAR TRANSMISSION AND FAX (202) 772-9203

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Pressman

Re:	CoTherix, Inc.

Schedule TO-T filed December 8, 2006

By Curl Acquisition Subsidiary, Inc.

Actelion US Holding Company

Actelion Ltd.

SEC File No. 5-80298

Dear Mr. Pressman:

As previously requested in your letter dated December 22, 2006, each of Curl Acquisition Subsidiary, Inc., Actelion US Holding Company and Actelion Ltd. hereby acknowledges that:

•	Each is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Each may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, the capitalized term “Commission” means U.S. Securities and Exchange Commission and the capitalized term “Staff” means the Commission’s staff.

[Rest of Page Intentionally Left Blank]

U.S. Securities and Exchange Commission

Attention: Michael Pressman

December 28, 2006

Sincerely yours,

CURL ACQUISITION SUBSIDIARY, INC.

By:	/s/ TINA KITT
Name:	Tina Kitt
Title:	President

ACTELION US HOLDING COMPANY

By:	/s/ TINA KITT
Name:	Tina Kitt
Title:	President

ACTELION LTD.

By:	/s/ MARIAN BOROVSKY
Name:	Marian Borovsky
Title:	Vice President, General Counsel and Corporate Secretary

By:	/s/ ANDREW OAKLEY
Name:	Andrew Oakley
Title:	Chief Financial Officer